Exhibit 99.1

Pingtan Marine Enterprise to Hold 2022 Annual General Meeting on December 14, 2022

FUZHOU, China, October 28, 2022—Pingtan Marine Enterprise Ltd. (“Pingtan” or the “Company”) (Nasdaq: PME), a fishing company based in the People’s Republic of China (the “PRC”), today announced that it will hold its 2022 annual general meeting of members (the “2022 AGM”) at 10:00 a.m. China Standard Time on December 14, 2022, for the purpose of considering and, if thought fit, passing each of the proposed resolutions set forth in the notice of the 2022 AGM (the “AGM Notice”). The 2022 AGM will be held at 18 Floor, Zhongshan Building A, No. 154 Hudong Road, Fuzhou, Fujian, People’s Republic of China. The AGM Notice and the form of proxy for the 2022 AGM are available on http://www.astproxyportal.com/ast/17096.

The board of directors has fixed October 28, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the 2022 AGM or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the 2022 AGM and any adjournment or postponement thereof.

About Pingtan

Pingtan is a fishing company primarily engaging in ocean fishing through an operating subsidiary based in the PRC. Pingtan conducts marine fishing operations in the international waters and the approved waters in certain countries with owned or licensed vessels.

For investor and media inquiries, please contact:

LiMing Yung (Michael)

Chief Financial Officer

Pingtan Marine Enterprise Ltd.

Tel: +86 591 87271753

michaelyung@ptmarine.net

ir@ptmarine.net

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